Exhibit 20

STAPLETON ACQUISITION COMPANY COMMENCES
TENDER OFFER TO PURCHASE COMMON STOCK OF SONOMAWEST HOLDINGS, INC.
FOR $10.05 PER SHARE IN CASH

GREENWICH, CONNECTICUT (April 1, 2011) – Stapleton Acquisition Company (“SAC”) today commenced its tender offer to purchase all of the outstanding shares of common stock of SonomaWest Holdings, Inc. (SWHI.PK) (“SonomaWest”) not currently owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), for $10.05 per share in cash. The Stapleton Group collectively owns approximately 48.1% of the outstanding shares of SonomaWest common stock. The tender offer commenced today and will expire at 5:00 p.m., New York City time, on April 29, 2011, unless the offer is extended in accordance with its terms.

There can be no assurance that the tender offer will be completed. The tender offer is conditioned on at least a majority of the outstanding shares of SonomaWest common stock not owned by the Stapleton Group (without regard to shares held by directors or officers of SAC or SonomaWest) being validly tendered, and not withdrawn. The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may not be waived by SAC. The tender offer is also subject to other customary conditions specified in the offer documents, including the absence of a material adverse change in SonomaWest’s business. The tender offer is not subject to a financing condition.

Under a previously-disclosed support agreement dated as of February 18, 2011, Leeward Capital, L.P. and Leeward Investments, LLC, the beneficial owners of approximately 14.4% of the outstanding shares of SonomaWest common stock not owned by the Stapleton Group, have agreed to tender all of the shares of SonomaWest common stock owned by them into a tender offer on the terms of the tender offer that has been commenced by SAC. This support agreement increases the likelihood that the Minimum Condition will be satisfied.

If the tender offer is completed, subject to applicable law, SAC intends to merge with SonomaWest. Remaining holders of SonomaWest common stock will receive the same cash price per share in the merger as paid in the tender offer.

The offer to purchase, letter of transmittal and related documents will be mailed to stockholders of record of SonomaWest and will also be made available for distribution to beneficial owners of SonomaWest common stock.

Important Information

This press release is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation of tenders of SonomaWest common stock will only be made pursuant to the offer to purchase, letter of transmittal and related materials that SAC will be mailing to holders of SonomaWest common stock. Stockholders should read those materials carefully because they contain important information, including the various terms and conditions of the offer. Stockholders can obtain copies of the offer to purchase, letter of transmittal and related materials from Morrow & Co., LLC, the information agent for the tender offer, in the manner set forth below or as part of the statement on Schedule TO filed by SAC with the U.S. Securities Exchange Commission (the “SEC”) on April 1, 2011 through the SEC’s website at www.sec.gov without charge.

Stockholder questions regarding the tender offer, and requests for materials or assistance in connection with the tender offer, may be directed to Morrow & Co., LLC, the information agent for the tender offer, by telephone at (888) 813-7566 (banks and brokerage firms, please call (203) 658-9400) or via email at swhi.info@morrowco.com. Stockholders may also contact their broker, dealer, bank, trust company or other nominee for assistance concerning the tender offer.